Exhibit 99.1

FOURTH SUPPLEMENTAL INDENTURE dated as of September 12, 2016 (this “Supplemental Indenture”), between INTELSAT JACKSON HOLDINGS S.A., a société anonyme existing under the laws of Luxembourg (the “Issuer”), the guarantors party to the Indenture (as defined below) (the “Guarantors”) and U.S. BANK NATIONAL ASSOCIATION (as successor to Wells Fargo Bank, National Association), as Trustee (the “Trustee”). Capitalized terms used herein and not otherwise defined herein have the meaning given to them in the Indenture (as defined below).

RECITALS

WHEREAS, the Issuer and the Guarantors have heretofore executed and delivered to the Trustee an Indenture (as amended, supplemented or otherwise modified prior to the date hereof, the “Indenture”) dated as of October 3, 2012, providing for the issuance of the Issuer’s 6 5⁄8% Senior Notes due 2022 (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides that with the written consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (the “Requisite Holders”), the Issuer and the Trustee may amend the Indenture;

WHEREAS, the Issuer desires to amend the Indenture and solicited consents to certain proposed amendments and waivers thereto (the “Proposed Amendments”) pursuant to a Consent Solicitation Statement, dated as of August 29, 2016 (the “Consent Solicitation Statement”);

WHEREAS, the Issuer has obtained the written consent of the Requisite Holders to the Proposed Amendments;

WHEREAS, the Issuer confirms that all things necessary to make this Supplemental Indenture when executed by the parties hereto a valid and binding agreement of and supplement to the Indenture have been done and performed;

NOW, THEREFORE, to comply with the provisions of the Indenture and in consideration of the above premises, the Issuer, the Guarantors and the Trustee covenant and agree for the benefit of each other and for the equal and proportionate benefit of the respective Holders of the Notes as follows:

ARTICLE 1

1.1    This Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of the Indenture for any and all purposes, including but not limited to discharge of the Indenture as provided in Article 8 of the Indenture. Every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

1.2    Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16 and 9.07, clauses
(a)(ii), (a)(iii), (a)(iv), (a)(v), (b)(ii), (b)(iii) and (b)(iv) of Section 5.01 and clauses (c), (d) and (g) of Section 6.01 of the Indenture are deleted in their entirety and each of the foregoing is hereby replaced with the following text: “[Reserved]”.

1.3    Section 5.01(a)(i) of the Indenture is deleted in its entirety and is hereby replaced by the following text: “the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the Issuer or such Person, as the case may be, being herein called, the “Successor Company”) (if other than the Issuer) expressly assumes all the obligations of the Issuer under this Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;”

1.4    Section 5.01(b)(i) of the Indenture is deleted in its entirety and is hereby replaced by the following text: “such Subsidiary Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (such Subsidiary Guarantor or such Person, as the case may be, being herein called, the “Successor Guarantor”) (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under this Indenture and such Subsidiary Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;”

1.5    Section 6.01(e) of the Indenture is deleted in its entirety and is hereby replaced by the following text: “the Issuer pursuant to or within the meaning of any Bankruptcy Law: (i) commences a voluntary case; (ii) consents to the entry of an order for relief against it in an involuntary case; (iii) consents to the appointment of a Custodian of it or for any substantial part of its property; or (iv) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency,”

1.6    Section 6.01(f) of the Indenture is deleted in its entirety and is hereby replaced by the following text: “a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Issuer in an involuntary case; (ii) appoints a Custodian of the Issuer or for any substantial part of its property; or (iii) orders the winding up or liquidation of the Issuer; or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days,”

1.7    Any terms defined in the Indenture which are used in any Sections of the Indenture which are deleted by any Section of this Supplemental Indenture and which are not otherwise used in any other Section of the Indenture not affected by this Supplemental Indenture are hereby deleted.

ARTICLE 2

2.1    Effective as of the date hereof, pursuant to Section 6.04 of the Indenture, and subject to the limitations contained therein, the Requisite Holders have waived (i) any and all existing or past breaches, Defaults, Events of Default or non-compliance (and their consequences) by the Issuer, any Guarantor, or any of their respective affiliates or subsidiaries with and under the Indenture, including, without limitation, any existing or past breach, Default, Event of Default or non-compliance in respect of Section 4.04 of the Indenture (as in effect prior to giving effect to this Supplemental Indenture) and (ii) any and all breaches, Defaults, Events of Default or non-compliance arising from the consent solicitation by the Issuer pursuant to the

Consent Solicitation Statement or the exchange offer (“Exchange Offer”) of the Issuer for the Notes commenced on August 29, 2016. Any such breach, Default, Event of Default or non-compliance waived under the Indenture is deemed cured and the parties to the Indenture have been restored to their former positions and rights under the Indenture, as amended by the amendments set forth in Article 1 to this Supplemental Indenture.

ARTICLE 3

3.1    This Supplemental Indenture shall become effective on the date hereof, provided that the amendments to and waivers of default under the Indenture set forth in Article 1 and 2 hereof shall not become operative until the Requisite Settlement (as defined in the Consent Solicitation Statement) of the Exchange Offer, at which time they will become automatically effective without any further action; provided, further, the amendments to and waivers of default under the Indenture set forth in Article 1 and 2 hereof shall not become operative if the Requisite Settlement does not occur at or prior to October 31, 2016.

3.2    If the Issuer (or one of its subsidiaries) does not pay the Consent Fee (as defined in the Consent Solicitation Statement) to the Paying Agent (as defined in the Consent Solicitation Statement) for the benefit of the applicable Holders promptly (and in any event, within three business days) following the Requisite Settlement of the Exchange Offer, the amendments to and waivers of default under the Indenture set forth in Article 1 and 2 hereof shall cease to be operative, and the Indenture shall revert to the form in effect immediately prior to the Requisite Settlement of the Exchange Offer, with such reversion being retroactive as if the amendments to and waivers of default under the Indenture as set forth in Article 1 and 2 hereof had never become operative.

3.3    Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

3.4    The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture and executes this Supplemental Indenture solely in reliance on the Officers’ Certificate and Opinion of Counsel delivered to it by the Issuer and counsel to the Issuer. The Issuer and Guarantors hereby confirm and acknowledge that the rights, protections and indemnities provided to the Trustee under the Indenture hereby apply to U.S. Bank National Association, as trustee, in connection with the execution hereof and any action or inaction taken hereunder or in connection herewith.

3.5    THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, AND FOR THE AVOIDANCE OF DOUBT, THE APPLICABILITY OF ARTICLE 86 TO 94-8 OF THE AMENDED LUXEMBOURG LAW ON COMMERCIAL COMPANIES SHALL BE EXCLUDED.

3.6    The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

3.7    In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

INTELSAT JACKSON HOLDINGS S.A.

By:	/s/ Michelle Bryan
Name:	Michelle Bryan
Title:	Deputy Chairman and Secretary

INTELSAT S.A.

By:	/s/ Stephen Spengler
Name:	Stephen Spengler
Title:	Chief Executive Officer

INTELSAT (LUXEMBOURG) S.A.

By:	/s/ Michelle Bryan
Name:	Michelle Bryan
Title:	Deputy Chairman and Secretary

INTELSAT INVESTMENT HOLDINGS S.A R.L.

By:	/s/ Michelle Bryan
Name:	Michelle Bryan
Title:	Deputy Chairman and Secretary

INTELSAT HOLDINGS S.A.

By:	/s/ Michelle Bryan
Name:	Michelle Bryan
Title:	Deputy Chairman and Secretary

INTELSAT CORPORATION

By:	/s/ Stephen Spengler
Name:	Stephen Spengler
Title:	Chief Executive Officer

INTELSAT OPERATIONS S.A.

By:	/s/ Michelle Bryan
Name:	Michelle Bryan
Title:	Deputy Chairman and Secretary

INTELSAT HOLDINGS LLC
INTELSAT LICENSE LLC
INTELSAT LICENSE HOLDINGS LLC
INTELSAT SATELLITE LLC

By:	/s/ Michelle Bryan
Name:	Michelle Bryan
Title:	Secretary

INTELSAT ALIGN S.A R.L.

By:	/s/ Jean-Philippe Gillet
Name:	Jean-Philippe Gillet
Title:	Director

INTELSAT GLOBAL SALES & MARKETING LTD.

By:	/s/ Jean-Philippe Gillet
Name:	Jean-Philippe Gillet
Title:	Chairman

INTELSAT UK FINANCIAL SERVICES LTD.

By:	/s/ Jean-Philippe Gillet
Name:	Jean-Philippe Gillet
Title:	Chairman

INTELSAT FINANCE BERMUDA LTD.

By:	/s/ Jean-Philippe Gillet
Name:	Jean-Philippe Gillet
Title:	Director

INTELSAT ASIA CARRIER SERVICES, INC.
INTELSAT SERVICE AND EQUIPMENT CORPORATION
PANAMSAT CAPITAL CORPORATION
PANAMSAT EUROPE CORPORATION
PANAMSAT INDIA, INC.
PANAMSAT SERVICES, INC.
SOUTHERN SATELLITE CORP.
SOUTHERN SATELLITE LICENSEE CORPORATION

By:	/s/ Sajid Ajmeri
Name:	Sajid Ajmeri
Title:	Vice President and Secretary

INTELSAT INTERNATIONAL SYSTEMS, LLC
PANAMSAT INDIA MARKETING, L.L.C.
PANAMSAT INTERNATIONAL HOLDINGS, LLC
PANAMSAT INTERNATIONAL SYSTEMS MARKETING, L.L.C.
PAS INTERNATIONAL LLC

By:	/s/ Stephen Chernow
Name:	Stephen Chernow
Title:	Manager

INTELSAT INTERNATIONAL EMPLOYMENT, INC.

By:	/s/ Stephen Chernow
Name:	Stephen Chernow
Title:	Vice President and General Counsel

INTELSAT GLOBAL SERVICE LLC

By:	/s/ Stephen Chernow
Name:	Stephen Chernow
Title:	Manager

PANAMSAT INTERNATIONAL SALES, LLC

By:	/s/ Stephen Chernow
Name:	Stephen Chernow
Title:	Manager

INTELSAT USA LICENSE LLC
INTELSAT USA SALES LLC

By:	/s/ Stephen Chernow
Name:	Stephen Chernow
Title:	Secretary

EXECUTED AS A DEED BY

INTELSAT SUBSIDIARY (GIBRALTAR) LIMITED

By:	/s/ Louis B. Triay
Name:	Louis B. Triay
Title:	Director

In the presence of:

/s/ Matthew Oldham
Witness Signature:

Matthew Oldham
Witness Name:

19 Town Range, Gibraltar

Witness Address

INTELSAT IRELAND OPERATIONS LIMITED

By:	/s/ Sajid Ajmeri
Name:	Sajid Ajmeri
Title:	Director

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Richard Prokosch
Name:	Richard Prokosch
Title:	Vice President